SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated October 13, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	4319K	October 13, 2006
2.	Regulatory News Service Notice	2862K	October 11, 2006
3.	Regulatory News Service Notice	2169K	October 10, 2006




06017869

SUPPL

dw 10/31



"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

10/13/06 06:19 AM

To "eleanor.besserman@[illegible] <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:4319K
Elementis PLC
13 October 2006

Elementis PLC
13 October 2006

Elementis plc ("the Company")

The Company announces that it was notified on 12 October 2006 under Section 198 of the Companies Act 1985 that as at 10 October 2006 UBS AG was interested in 18,578,718 Ordinary Shares of 5p each in the Company. These holdings represent 4.21% of the issued Ordinary Share capital of the Company as at 13 October 2006.

Kathryn Silverwood
Assistant Company Secretary
13 October 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFILIFLVLIR



"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

10/11/06 05:04 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:2862K
Elementis PLC
11 October 2006

Elementis PLC
11 October 2006

Elementis plc ("the Company")

The Company announces that it was notified on 10 October 2006 under Section 198
of the Companies Act 1985 that as at 6 October 2006 UBS AG was interested in 16,534,867 Ordinary Shares of 5p each in the Company. These holdings represent 3.75% of the issued Ordinary Share capital of the Company as at 11 October 2006.

Kathryn Silverwood
Assistant Company Secretary
11 October 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLIIFEAIALLLIR



"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

10/10/06 04:43 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

History: This message has been forwarded.

This Email Alert service is brought to you by Elementis

RNS Number:2169K
Elementis PLC
10 October 2006

Elementis PLC
10 October 2006

Elementis plc ("the Company")

The Company announces that it was notified on 9 October 2006 under Section 198 of the Companies Act 1985 that as at 5 October 2006 UBS AG was interested in 17,964,879 Ordinary Shares of 5p each in the Company. These holdings represent 4.07% of the issued Ordinary Share capital of the Company as at 10 October 2006.

Kathryn Silverwood
Assistant Company Secretary
10 October 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLIIFFAIALILIR